SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 2)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A 107

(CUSIP Number)

Kenneth Mahaffey, Esq.

Executive Vice President and General Counsel

SunPower Corporation

77 Rio Robles

San Jose, California 95134

Copies to:

Timothy G. Hoxie, Esq.

Jones Day

555 California Street, 26th Floor

San Francisco, California 94104

(415) 875-5810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons SunPower Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1) 6,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1) 6,500,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.31% (2)
14	Type of Reporting Person CO

(1)

Includes the 6,500,000 shares of Common Stock (as defined below) held by SunPower Corporation’s wholly-owned subsidiary SunPower Equity Holdings, LLC, which SunPower Corporation may be deemed to beneficially own.

(2)

Based on 122,385,775 shares of common stock, par value $0.00001 per share (“Common Stock”) outstanding as of October 22, 2019 as reported by Enphase Energy, Inc. (the “Issuer”) in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

1	Name of Reporting Persons SunPower Equity Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,500,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.31% (1)
14	Type of Reporting Person CO

(1)

Based on 122,385,775 shares of Common Stock outstanding as of October 22, 2019 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D filed by SunPower Corporation (the “Reporting Person”) with respect to the Common Stock on August 20, 2018 (as amended and supplemented by Amendment No. 1 on Schedule 13D filing on July 31, 2019, the “Original Schedule 13D”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Original Schedule 13D.

The purpose of this Amendment No. 2 is to report (i) a change in beneficial ownership as a result of the contribution of 6,500,000 shares of Common Stock by SunPower Corporation to its wholly-owned subsidiary SunPower Equity Holdings, LLC (together, “SunPower”), (ii) the joinder of SunPower Equity Holdings, LLC to the Stockholders Agreement, dated as of August 9, 2018, between SunPower Corporation and the Issuer (the “Stockholders Agreement”), (iii) the pledge of all of the equity interests in SunPower Equity Holdings, LLC pursuant to a Reimbursement and Pledge Agreement (the “Pledge Agreement”), dated October 29, 2019, between SunPower and Total S.A. (“Total”) and (iv) the joinder of Total to the Stockholders Agreement in connection with the Green Revolving Credit Agreement, as of October 29, 2019 between SunPower and Credit Agricole Corporate and Investment Bank (the “Loan Agreement”). Total has guaranteed SunPower’s obligations under the Loan Agreement, and the purpose of the Pledge Agreement is to create and secure the obligation of SunPower to reimburse Total for payments made under its guaranty. The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by SunPower has not changed from the Schedule 13D/A filed on July 31, 2019.

Item 2. Identity and Background.

Item 2 to the Original Schedule 13D is hereby supplemented and amended by adding the following:

SunPower Equity Holdings, LLC is a member managed limited liability company organized under the laws of the state of Delaware. SunPower Corporation is the sole member of SunPower Equity Holdings, LLC. SunPower Equity Holdings, LLC’s principal business is to act as a holding company for certain shares of Common Stock to facilitate the transactions contemplated by the Pledge Agreement and Loan Agreement.

During the past five years neither SunPower nor, to the best of SunPower’s knowledge, any of its directors, executive officers or control persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 to the Original Schedule 13D is hereby supplemented and amended by adding the following:

SunPower Corporation contributed 6,500,000 shares of Common Stock to its wholly-owned subsidiary SunPower Equity Holdings, LLC in exchange for 100% of the membership interest in SunPower Equity Holdings, LLC. No additional consideration was paid for the shares of Common Stock.

Item 4. Purpose of Transaction

The information set forth in the cover pages and in Item 2 and Item 3 hereof is incorporated by reference into this Item 4.

The third paragraph of Item 4 to the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock that may be deemed to be beneficially owned by SunPower, as reported herein, were acquired for investment purposes. SunPower retains the right to change its investment intent from time to time, and to engage in transactions to acquire, sell, hedge, pledge, or use as collateral for one or more loans or credit facilities the shares of Common Stock or other securities of the Issuer owned by it, based on market conditions and other factors it may deem relevant. Except as described herein, SunPower currently has no other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, SunPower may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 to the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned (2)
SunPower Corporation	0	6,500,000	(1)	6,500,000	(1)	5.31%
SunPower Equity Holdings, LLC	0	6,500,000		6,500,000		5.31%

(1)	Includes the 6,500,000 shares of Common Stock held by SunPower Equity Holdings, LLC, which SunPower Corporation may be deemed to beneficially own.
(2)

Based on 122,385,775 shares of Common Stock outstanding as of October 22, 2019 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

(c) No transactions were effected by SunPower since the Schedule 13D/A filed on July 31, 2019 other than the transactions described herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Original Schedule 13D is hereby supplemented and amended by adding the following:

SunPower Equity Holdings, LLC and Total are parties to the Stockholders Agreement and, except as described therein, each is a “stockholder” as defined in the Stockholders Agreement.

SunPower Corporation contributed 6,500,000 shares of Common Stock to its wholly-owned subsidiary SunPower Equity Holdings, LLC and pledged to Total all of the equity interests in SunPower Equity Holdings LLC to facilitate the transactions contemplated by the Pledge Agreement and Loan Agreement. Upon the occurrence of certain events of default in the Pledge Agreement, Total may exercise its right to foreclose on all of the equity interests in SunPower Equity Holdings LLC.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the joinder to the Stockholders Agreement and the Pledge Agreement, copies of which is attached hereto as Exhibits 3 and 4, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, SunPower is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 3	Joinder to Stockholders Agreement and Guarantee, effective as of September 24, 2019, between the Issuer, SunPower Corporation and SunPower Equity Holdings, LLC.

Exhibit 4	Reimbursement and Pledge Agreement, dated October 29, 2019, between SunPower Corporation and Total S.A.

Exhibit 5	Joinder to Stockholders Agreement and Guarantee, effective as of October 29, 2019, between SunPower Corporation and Total S.A.

Exhibit 6	Joint Filing Agreement, dated of as November 8, 2019, between SunPower Corporation and SunPower Equity Holdings, LLC (contained on the signature page hereto).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: November 8, 2019
SUNPOWER CORPORATION

	By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer

SUNPOWER EQUITY HOLDINGS, LLC By: SunPower Corporation, its sole member.

	By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer